

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RE 5-1-02

For the month of May, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____   No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

This Report on Form 6-K shall be incorporated by reference into
the registrant's registration statement on Form F-3 (File No. 333-12658).

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The release included in this Report on Form 6-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.



BANCOLOMBIA ANNOUNCES EARNINGS FOR APRIL 2002(*)

Medellin, May 24, 2002. Due to the delay of the Superintendency of Banking to announce the Banking System's results, Bancolombia has decided to announce its unconsolidated monthly results.

Bancolombia's financial results for April 2002 amounted to Ps 11 billion resulting in accumulated results of Ps 48.8 billion for the first four months of the year, increasing 28.8% when compared to the same period of 2001. This has allowed Bancolombia to consolidate its leadership in market share. Net income for April 2002 is the outcome of good performance of operating income strengthening the Bank's profitability.

From the point of view of assets, average interest-bearing assets for the January-April 2002 period, reached Ps 6.2 trillion, up 21.2% when compared to Ps 5.1 trillion during the same period of 2001. On the other hand, total average liabilities for the January-April 2002 period amounted to Ps 7.1 trillion, increasing 15.6% over the year. Additionally, average shareholders' equity, increased 12% from Ps 899 billion to Ps 1 trillion during the same period.
Bancolombia's operating income for the January-April 2002 period resulted from 59.4% from net interest income, 28.5% from commissions and fees, and 12.1% from other operating income. With respect to the Bank's investments in its affiliates, they increased 24.5% from Ps 493 billion to Ps 615 billion.

Capitalization
Continuing with the Bank's objective to contribute with the development of the country's industry, it has strengthened the credit line called Business Capitalization. During the first four months of 2002, Bancolombia Business Capitalization loans totaled Ps 29,478 million, of which 41,9% correspond to loans disbursed by IFI (Instituto de Fomento Industrial). In April this line

(*) Please note that the information contained herein sets forth and is based on the unconsolidated, unaudited financial results of the Bank for the periods specified and as calculated herein. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in Bancolombia's annual report on Form 20-F for the year ended December 31, 2001 or in Bancolombia's press release for the quarter ended March 31, 2002, each of which contain the consolidated financial results of the Bank and its subsidiaries for each of the periods specified and as calculated each therein.

disbursed credits by Ps 13,535 million, increasing considerably when compared to March when Ps 6,873 million were disbursed. The industry sector find that access to this credit line is easy and agile, allowing Bancolombia to be a leader in credit lines for capitalization programs.

Market share

BANCOLOMBIA is maintaining its leadership for the main financial products among its peers. Market share, according to Asobancaria as of March 2002, was as follows:

Product	***Market share***	***Rank***
Checking Accounts	15.9%	1°
Time Deposits	11.0%	1°
Total deposits	11.3%	1°
Total net loans	11.8%	1°

Contacts:

Jaime A. Velásquez: Financial VP
(574) 5108666

María A. Villa: IR Manager
(574) 5108866

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: May 28, 2002

By: 
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance